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                                                                      EXHIBIT 99


[LETTERHEAD OF WHITTAKER]                                           NEWS RELEASE

     Release:  March 4, 1996

     Contact:  Richard Levin, VP & CFO
               (805) 526-5700, ext. 641

               James Schultz, Dir. Business Development
               (805)  526-5700, ext. 638

                WHITTAKER TO BUY XYPLEX, INC. FROM RAYTHEON FOR
               $117.5  MILLION, BOOSTING COMMUNICATIONS POSITION

            ACQUISITION OF INTER-NETWORKING COMPANY ADDS PRODUCTS,
       DISTRIBUTION CHANNELS AND BUILDS INDUSTRY POSITION IN NETWORKING,
      HIGH SPEED SWITCHING & ATM PRODUCTS; MOVE POSITIONS WHITTAKER AS A
                BALANCED AEROSPACE AND COMMUNICATIONS COMPANY.

     SIMI VALLEY, CA., MARCH 4, 1996--In its second major communications acquisition in less than a year, Whittaker Corporation (NYSE:WKR) announced today it has agreed to acquire Xyplex, Inc., from Raytheon Company (NYSE--RTN), Lexington, MA.

     The acquisition enhances the growing presence of Whittaker in the high speed switching and communications networking market with the addition of new products, technology and distribution channels. Under terms of the agreement, Whittaker will acquire from Raytheon all the capital stock of Xyplex for $117.5 million, $67.5 million in cash (subject to certain adjustments) and $50.0 million in Whittaker stock.

     The Xyplex acquisition follows the April 1995 Whittaker purchase of Hughes LAN Systems, the high speed networking and Asynchronous Transfer Mode (ATM) communications division of General Motors Hughes Electronics and the cornerstone of Whittaker's growing communications business segment. The former Hughes unit was renamed Whittaker Communications.

     Whittaker Communications' position as a leading ATM product supplier will be complemented by the addition of Xyplex given its position as a producer of high speed inter-networking equipment, terminal servers and shared media products for business local area networks (LANs). Xyplex also provides popular remote access products that interconnect with phone companies' Wide Area Networks (WANs). Combination of the two companies will make Whittaker one of the world's top tier producers of communications networking products and a leader in ATM-based networking products and technology.

     Adding Xyplex to Whittaker will substantially increase the company's total revenues. Xyplex had sales of $107 million in 1995. With the acquisition of Xyplex, Whittaker will derive nearly 60% of its revenues from communications over the next 12 months, compared with 23% a year ago. Whittaker had sales of $159.5 million in fiscal 1995 ending Oct. 31.
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     "With Xyplex we are gaining a combination of products, technology, quality distribution channels and worldwide customer base that gives Whittaker added critical mass and a strong market position to compete on a global scale in this fast growing industry," said Thomas A. Brancati, president and chief executive officer of Whittaker Corporation. "Between Xyplex and Whittaker Communications we now have a full complement of competitive, technology-packed products of the type our customers are demanding to maintain their competitive edge and serve their industries," he said.

     "The business fit is ideal," Mr. Brancati continued. "We now have the ingredients to make Whittaker a powerhouse in the communications networking industry. This move is in keeping with our strategy to create and grow as a well-balanced company operating in two principal business segments, aerospace and communications."

     Whittaker Communications, Inc. produces and sells an array of high speed switching products to include enterprise hubs, Ethernet switches and network access switches based on all the popular communications protocols including the industries latest ATM technology. Whittaker Communications is the largest turn-key network integrator of hospitals in the United States with over 370 systems installed and has growing positions as both a high speed switching product provider and network integrator in the banking/finance, publishing, education, government and manufacturing markets worldwide.

     Combined, the companies will build on the synergies of their existing global sales and marketing forces and offer a migration path for customers to employ networking technology and solutions ranging from low-cost per port shared media and Ethernet switching to broadband ATM. An industry standard transmission protocol, ATM is being employed broadly throughout the world as industries use fiber optic lines to transport a combination of voice, video and data simultaneously and seamlessly.

     Founded in 1981, Xyplex initially produced terminal servers and entered the broader inter-networking market with introduction of a switching and routing hub in 1991. Xyplex is the industry's second largest supplier of terminal servers and in 1994 the firm was recognized and honored by the industry consulting firm IDC, as the fastest growing provider of remote access products and systems.

     Xyplex will be combined with Whittaker Communications headquartered in Santa Clara, Ca. and will be managed by Michael S. Gardner, president, Whittaker Communications. Xyplex offices in the Boston suburb of Littleton, MA., which house the firm's design, manufacturing and administrative headquarters, will continue to operate. "We are excited about adding the Xyplex employee team around the world to the Whittaker family," said Mr. Brancati.

     Completion of the acquisition is subject to the satisfaction of certain conditions and approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

     Whittaker is a global, customer-driven company providing products and services with a high technology or engineering content to the aerospace and communications markets. Founded in 1942, the company employs some 1,000 people in offices around the globe. Further information on Whittaker may be obtained by contacting the company's Home Page at URL address http://www.whittaker.com

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